Exhibit 99.1

For Immediate Release: August 14, 2006

For More Information, Contact:
Hannah M. McCarthy, President and CEO, Pennichuck Corporation
William D. Patterson, Senior Vice President and Chief Financial Officer
Phone: 603-882-5191
Fax: 603-882-4125

Pennichuck Corporation Announces Second Quarter 2006
Operating Results

MERRIMACK, NH (August 14, 2006) - Hannah M. McCarthy, President and Chief Executive Officer of Pennichuck Corporation, announced today that for the quarter ended June 30, 2006, the Company earned $155,000, or $.04 per share compared to net income of $323,000, or $.10 per share for the same quarter in 2005. Ms. McCarthy indicated that among other things, the results of operations for the three months ended June 30, 2006 were adversely impacted by approximately $594,000, or $.08 per share of legal, consulting and other costs relating to the City of Nashua's ongoing eminent domain efforts. For the three months ended June 30, 2005, these costs represented $520,000, or $.10 per share. For the six months ended June 30, 2006, the Company incurred a net loss of $552,000 or $.13 per share, compared to a consolidated net loss of $137,000, or $.04 per share for the same period in 2005. The results of operations for the six months ended June 30, 2006 were similarly impacted by the effect of the year-to-date eminent domain costs of approximately $1.6 million, or $.23 per share. For the six months ended June 30, 2005, these costs represented $861,000, or $.16 per share. Ms. McCarthy pointed out that none of the eminent domain costs relating to the City of Nashua's efforts in both 2005 and 2006 has been charged or allocated to the Company's three utilities.

Consolidated revenues for the second quarter of 2006 were $5.8 million compared to $6.2 million for the same quarter in 2005. Consolidated revenues for the first half of 2006 were $11.0 million which represents virtually no change from revenues in the first half of 2005. Revenues in the second quarter of 2006 were lower due to the recognition of approximately $450,000 of additional revenues recorded in the second quarter of 2005 associated with an order from the New Hampshire Public Utilities Commission (NHPUC) authorizing rate relief for our largest regulated subsidiary, Pennichuck Water Works, Inc. Excluding this one-time adjustment, revenues for the three and six months ended June 30, 2006 exceeded prior year revenues by $79,000, or 1%, and $364,000, or 3%, respectively. This increase in revenues was due primarily to rate relief approved by the NHPUC and implemented by Pennichuck Water Works, Inc., and Pennichuck East Utility, Inc. within the last year. Additionally, the Company experienced 5% combined utility customer growth during the twelve months ended June 30, 2006, resulting in a total combined customer base of approximately 32,000 at June 30, 2006.

Revenues from the Company's non-regulated water service business increased to $1.1 million for the six months ended June 30, 2006 compared to $1.0 million in the same period last year. The non-regulated water service business activities include providing contract operations and maintenance, water testing and

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billing services to three municipalities as well as a number of small, privately owned community water systems. The increase in contract revenues over the same period last year is principally due to the addition of a municipal service contract pursuant to which, during the first quarter of 2006, the Company began providing water services to a third municipality (the Town of Barnstable) for a two year period.

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company's real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire areas.

Pennichuck Corporation's common stock trades on the Nasdaq Stock Exchange under the symbol "PNNW". The Company's website is at www.pennichuck.com.

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, timing and results of eminent domain proceedings before the NHPUC, and the impact thereof on consolidated business operations; timing and amount of regulated water utility rate relief; changes in general economic conditions, legislation or regulation and accounting factors affecting Pennichuck Corporation's financial condition and results of operations; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation's annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation's forward-looking statements.

Pennichuck Corporation
Comparative Operating Results

Quarter Ended June 30:	2006	2005

Consolidated Revenues	$5,798,000	$6,169,000

Utility Operating Income	$1,007,000	$1,602,000

Net Income	$155,000	$323,000

Earnings per Share:
Basic	$.04	$.10
Diluted	$.04	$.10

Average Shares Outstanding:
Basic	4,204,472	3,224,525
Diluted	4,233,665	3,236,821

Six Months Ended June 30:	2006	2005

Consolidated Revenues	$10,938,000	$11,024,000

Utility Operating Income	$1,233,000	$1,685,000

Net Loss	$(552,000)	$(137,000)

Earnings per Share:
Basic	$(.13)	$(.04)
Diluted	$(.13)	$(.04)

Average Shares Outstanding:
Basic	4,197,909	3,222,338
Diluted	4,197,909	3,222,338

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